UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For The Year Ended December 31, 2012

Commission file number: 1-10431

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

AVX CORPORATION

1 AVX Boulevard

Fountain Inn,  SC 29644

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm	2 3

Statements of Financial Condition with Fund Information as of December 31, 2012 and 2011	4-5

Statements of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2012, 2011 and 2010	6-8

Notes to Financial Statements	9-17

Signature	18

Schedule I – Investments	19

Exhibit:
23.1 Consent of Elliott Davis LLC dated March 22, 2013 23.2 Consent of Grant Thornton LLP dated March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition with fund information of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of income and changes in plan equity with fund information for the years then ended. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule I.  These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2012 and 2011 and the results of its operations and changes in plan equity for the years then ended in conformity with U.S. generally accepted accounting principles.  Also, in our opinion, the related financial statement schedule listed in the index appearing under Schedule I, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Elliott Davis, LLC

Greenville, South Carolina

March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statement of income and changes in plan equity with fund information for the year ended December 31, 2010 of the AVX Nonqualified Supplemental Retirement Plan (the Plan). This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations of the Plan for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Charlotte, North Carolina

March 29, 2011

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

As of December  31, 2012

	Total	AVX Stock Fund	Kyocera Stock Fund	NYL Guaranteed Deposit Account	MainStay S&P 500 Index Fund	Janus Balanced Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	RidgeWorth Small Cap Value Equity Fund	MainStay Large Cap Growth Fund	Oppenheimer Dev Markets Fund
ASSETS:
Investments at fair value:
Other investments (cost $5,521,965)	$ 5,853,707	$ 15,106	$ 7,532	$ 2,219,846	$ 272,124	$ 373,568	$ 1,138,682	$ 523,886	$ 196,284	$ 158,184	$ 437,816	$ 3,171	$ 444,307	$ 63,201
AVX Corporation Common Stock (cost $764,602)	632,010	632,010	-	-	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depository Shares (cost $295,144)	354,803	-	354,803	-	-	-	-	-	-	-	-	-	-	-
Total investments	6,840,520	647,116	362,335	2,219,846	272,124	373,568	1,138,682	523,886	196,284	158,184	437,816	3,171	444,307	63,201

Receivable:
Employer contribution	114,121	6,518	4,050	24,881	8,674	7,555	29,472	5,343	1,765	1,255	12,955	-	10,632	1,021
Employee contribution	6,153	320	182	1,016	810	487	1,041	338	537	118	662	25	557	60
Total Contribution receivable	120,274	6,838	4,232	25,897	9,484	8,042	30,513	5,681	2,302	1,373	13,617	25	11,189	1,081

Plan equity	$ 6,960,794	$ 653,954	$ 366,567	$ 2,245,743	$ 281,608	$ 381,610	$ 1,169,195	$ 529,567	$ 198,586	$ 159,557	$ 451,433	$ 3,196	$ 455,496	$ 64,282

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

As of December 31, 2011

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	MainStay Large Cap Growth Fund	RidgeWorth Small Cap Value Equity Fund	Oppenheimer Dev Markets Fund
ASSETS:
Investments at fair value:
Other investments (cost $6,667,794)	$ 6,843,708	$ 20,803	$ 17,393	$ 2,293,788	$ 259,233	$ 319,406	$ 1,763,750	$ 408,713	$ 146,894	$ 143,577	$ 1,037,275	$ 382,851	$ 2,111	$ 47,914
AVX Corporation Common Stock (cost $1,013,493)	984,727	984,727	-	-	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depository Shares (cost $732,746)	778,609	-	778,609	-	-	-	-	-	-	-	-	-	-	-
Total investments	8,607,044	1,005,530	796,002	2,293,788	259,233	319,406	1,763,750	408,713	146,894	143,577	1,037,275	382,851	2,111	47,914

Receivable:
Employer contribution	218,021	15,268	10,588	39,913	12,465	15,004	54,584	10,003	8,841	4,300	26,429	18,244	2	2,380
Employee contribution	6,325	425	281	1,073	475	506	1,174	377	630	234	750	317	25	58
Total Contribution receivable	224,346	15,693	10,869	40,986	12,940	15,510	55,758	10,380	9,471	4,534	27,179	18,561	27	2,438

Plan equity	$ 8,831,390	$ 1,021,223	$ 806,871	$ 2,334,774	$ 272,173	$ 334,916	$ 1,819,508	$ 419,093	$ 156,365	$ 148,111	$ 1,064,454	$ 401,412	$ 2,138	$ 50,352

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2012

	Total	AVX Stock Fund		Kyocera Stock Fund	MainStay Cash Reserves Fund	NYL Guaranteed Deposit Account		MainStay S&P 500 Index Fund		Janus Balanced Fund		PIMCO Total Return Fund		PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	RidgeWorth Small Cap Value Equity Fund	MainStay Large Cap Growth Fund	Oppenheimer Dev Markets Fund
Net investment income (loss):
Dividends	$ 140,667	$ 21,990		$ 13,167	$ -	$ -		$ 4,649		$ 9,059		$ 66,868		$ 12,388	$ 3,540	$ 1,734	$ 5,647	$ 50	$ 1,328	$ 247
Interest	43,095	-		-	49	43,046		-		-		-		-	-	-	-	-	-	-
Realized gain (loss) on investment	288,096	(106,542)		56,276	-	-		8,476		13,160		99,058		15,145	(100)	7,948	192,604	89	1,982	-
Unrealized gain (loss) on investment	65,797	(103,826)		13,797	-	-		28,143		20,870		17,266		14,808	27,742	17,577	(29,034)	271	47,963	10,220
Total income (loss)	537,655	(188,378)		83,240	49	43,046		41,268		43,089		183,192		42,341	31,182	27,259	169,217	410	51,273	10,467

Contributions:
Employer	253,217	89,721		7,067	-	36,432		12,164		11,908		44,618		7,846	3,977	2,331	19,969	-	15,568	1,616
Employee	200,717	11,965		7,579	4,291	34,031		18,455		15,376		38,616		11,191	17,515	6,617	20,442	648	12,144	1,847
Total contributions	453,934	101,686		14,646	4,291	70,463		30,619		27,284		83,234		19,037	21,492	8,948	40,411	648	27,712	3,463

Deductions:

Benefit payments	(2,862,185)	(269,169)		(512,982)	-	(218,954)		(13,003)		(23,679)		(966,740)		(37,520)	(10,453)	(24,761)	(772,648)	-	(12,276)	-
Income (loss) and change in plan equity	(1,870,596)	(355,861)	-	(415,096)	4,340	(105,445)	-	58,884	-	46,694	-	(700,314)	-	23,858	42,221	11,446	(563,020)	1,058	66,709	13,930

Transfer of funds from employee investment elections and plan investment changes, net	-	(11,408)		(25,208)	(2,339,114)	2,351,188		(49,449)		-		50,001		86,616	-	-	(50,001)	-	(12,625)	-

Plan equity at beginning of year	8,831,390	1,021,223		806,871	2,334,774	-		272,173		334,916		1,819,508		419,093	156,365	148,111	1,064,454	2,138	401,412	50,352

Plan equity at end of year	$ 6,960,794	$ 653,954		$ 366,567	$ -	$ 2,245,743		$ 281,608		$ 381,610		$ 1,169,195		$ 529,567	$ 198,586	$ 159,557	$ 451,433	$ 3,196	$ 455,496	$ 64,282

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2011

	Total	AVX Stock Fund		Kyocera Stock Fund	MainStay Cash Reserves Fund		MainStay S&P 500 Index Fund		Janus Balanced Fund		Janus Fund		PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	MainStay Large Cap Growth Fund	RidgeWorth Small Cap Value Equity Fund	Oppenheimer Dev Markets Fund
Net investment income (loss):
Dividends	$ 131,147	$ 17,695		$ 14,328	$ -		$ 4,375		$ 7,085		$ -		$ 64,855	$ 12,871	$ 2,473	$ 328	$ 6,277	$ -	$ -	$ 860
Interest	223	-		-	223		-		-		-		-	-	-	-	-	-	-	-
Realized gain (loss) on investment	102,197	10,217		-	-		(3,367)		7,715		33,993		21	13,018	(129)	2,846	29,254	8,631	-	(2)
Unrealized gain (loss) on investment	(563,565)	(204,623)		(213,950)	-		(3,367)		(14,613)		(38,061)		1,476	10,414	(22,845)	(4,623)	(60,309)	(10,428)	(17)	(2,619)
Total income (loss)	(329,998)	(176,711)		(199,622)	223		(2,359)		187		(4,068)		66,352	36,303	(20,501)	(1,449)	(24,778)	(1,797)	(17)	(1,761)

Contributions:
Employer	316,244	23,308		16,629	62,937		17,242		22,655		7,407		77,449	13,550	10,462	5,237	38,742	18,244	2	2,380
Employee	266,469	26,031		13,590	59,982		25,757		17,539		4,030		46,225	13,990	15,553	6,927	26,510	9,967	50	318
Total contributions	582,713	49,339		30,219	122,919		42,999		40,194		11,437		123,674	27,540	26,015	12,164	65,252	28,211	52	2,698

Deductions:

Benefit payments	(48,070)	(2,202)		-	-		(11,167)		(11,680)		-		-	-	-	(11,729)	-	(11,292)	-	-
Income (loss) and change in plan equity	204,645	(129,574)	-	(169,403)	123,142	-	29,473	-	28,701	-	7,369	-	190,026	63,843	5,514	(1,014)	40,474	15,122	35	937

Transfer of funds from employee investment elections and plan investment changes, net	-	(59,683)		-	(5,541)		(74,653)		(32,466)		(338,288)		95,645	72,694	13,042	237	(108,795)	386,290	2,103	49,415

Plan equity at beginning of year	8,626,745	1,210,480		976,274	2,217,173		317,353		338,681		330,919		1,533,837	282,556	137,809	148,888	1,132,775	-	-	-

Plan equity at end of year	$ 8,831,390	$ 1,021,223		$ 806,871	$ 2,334,774		$ 272,173		$ 334,916		$ -		$ 1,819,508	$ 419,093	$ 156,365	$ 148,111	$ 1,064,454	$ 401,412	$ 2,138	$ 50,352

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2010

	Total	AVX Stock Fund		Kyocera Stock Fund	Seligman Large Cap Value Fund	MainStay Cash Reserves Fund		MainStay S&P 500 Index Fund		Janus Balanced Fund		Janus Fund		PIMCO Real Return Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund	Columbia Select Large Cap Value Fund
Net investment income (loss):
Dividends	$ 94,012	$ 13,643		$ 11,641	$ -	$ -		$ 4,692		$ 6,621		$ 704		$ 4,760	$ 44,786	$ 1,891	$ 1,959	$ 3,315
Interest	314					314
Realized gain (loss) on investment	183,660	30,115		64,348	-	-		(48)		11,122		1,674		-	70,017	(165)	2,683	3,914
Unrealized gain (loss) on investment	601,937	218,087		89,264	-	-		35,252		5,493		31,360		10,746	3,341	10,053	20,582	177,759
Total income	879,923	261,845		165,253	-	314		39,896		23,236		33,738		15,506	118,144	11,779	25,224	184,988

Contributions:
Employer	182,872	17,321		13,665	-	47,323		8,568		13,560		12,611		6,443	35,929	2,012	1,252	24,188
Employee	262,015	25,514		12,892	-	56,061		26,286		23,324		21,196		10,151	38,379	10,206	15,187	22,819
Total contributions	444,887	42,835		26,557	-	103,384		34,854		36,884		33,807		16,594	74,308	12,218	16,439	47,007

Deductions:

Benefit payments	(2,096,268)	(326,095)		(261,790)	-	(1,461,123)		(10,582)		(11,896)		(11,408)		-	-	(1,319)	(11,704)	(351)
Income (loss) and change in plan equity	(771,458)	(21,415)	-	(69,980)	-	(1,357,425)	-	64,168	-	48,224	-	56,137	-	32,100	192,452	22,678	29,959	231,644

Transfer of funds from employee investment elections and plan investment changes, net	-	(50,020)		-	(897,566)	(228,925)		-		11,528		(8,557)		250,456	13,449	4,764	3,740	901,131

Plan equity at beginning of year	9,398,203	1,281,915		1,046,254	897,566	3,803,523		253,185		278,929		283,339		-	1,327,936	110,367	115,189	-

Plan equity at end of year	$ 8,626,745	$ 1,210,480		$ 976,274	$ -	$ 2,217,173		$ 317,353		$ 338,681		$ 330,919		$ 282,556	$ 1,533,837	$ 137,809	$ 148,888	$ 1,132,775

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.    All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $250,000, $245,000, and $245,000 for the plan years 2012, 2011 and 2010, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. New York Life Trust Company (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution

The Plan is split into two parts. There is a SERP portion and a Supplemental Retirement portion. The SERP portion allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year. The Supplemental Retirement portion allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $250,000 and $600,000).  Eligible compensation for employee contributions to the supplemental portion is determined based on total compensation less any amount deferred under the SERP portion of the Plan.

Company Matching Contribution

The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $250,000 and $566,667) in the Plan. This match to the plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf.  Total Company match for any participant in the Plan can not exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution

The Company will make an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution

The Company may make an annual contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors. In 2010 and 2011, the Company’s Board of Directors approved a 5% discretionary match.  In July 2013, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits

Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions

Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Corporation Retirement Plan.  The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized gains (losses) on investments on the Statements of Income and Changes in Plan Equity with Fund Information represents the cumulative change in unrealized gains (losses) for the respective years.  Purchases and sales are recorded on the trade date.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund. These stock administration fees are based on the market value of these funds.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

The Plan investments are stated at fair value.  See Note 4.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the statement of financial condition with fund information but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition with fund information, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition with fund information but arose after that date.  The Plan’s management performed an evaluation as of March 22, 2013, the date the financial statements were issued, and did not identify any subsequent events since the date of the statement of financial condition with fund information requiring adjustment to or disclosure in the financial statements.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The ASU was effective for reporting periods beginning after December 15, 2011 and was adopted by the Plan effective January 1, 2012.  The adoption did not have a material effect on the statements of financial condition with fund information and the statements of income and changes in plan equity with fund information.

3.	Investment Programs

The Plan’s investment alternatives include the following:

MainStay Cash Reserves Fund: The MainStay Cash Reserves Fund, a money market fund, seeks a high level of current income while preserving capital and maintaining liquidity. This fund invests in short-term dollar denominated securities.  This fund had ten participants at December 31, 2011.  This fund ceased to be an investment option during 2012 and was replaced by the New York Life Guaranteed Deposit Account.

New York Life Guaranteed Deposit Account: The New York Life Guaranteed Deposit account, a Group Annuity Contract, seeks to provide a low risk stable value investment, offering competitive yields and limited volatility, with a guarantee of principal and accumulated interest and liquidity to meet participant-initiated benefit needs.  This fund became an investment option during 2012 and had nine participants at December 31, 2012.

Kyocera Stock:  This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had two participants at December 31, 2012 and had three participants at December 31, 2011.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had fourteen participants at December 31, 2012 and December 31, 2011, respectively.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.  This fund had nine participants at December 31, 2012 and December 31, 2011, respectively.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had eight participants at December 31, 2012 and had six participants at December 31, 2011.

PIMCO Total Return Fund: The PIMCO Total Return Fund, a mutual fund, seeks maximum total return by investing primarily in fixed income securities of varying maturities.  This fund had eight participants at December 31, 2012 and ten participants at December 31, 2011.

PIMCO Real Return Fund: The PIMCO Real Return Fund, a mutual fund, seeks maximum real return. The fund normally invests at least 80% of net assets in inflation-indexed bonds of varying maturities. It invests primarily in investment-grade securities, but may invest up to 10% of total assets in high-yield securities (junk bonds). The fund may invest in derivative instruments. It is non-diversified.  This fund had four participants at December 31, 2012 and three participants at December 31, 2011.

American Funds - EuroPacific Growth Fund:  The American Funds - EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments, and fixed-income securities.  This fund had seven participants at December 31, 2012 and eight participants at December 31, 2011.

Wells Fargo Advantage Special Mid Cap Value Fund: The Wells Fargo Advantage Special Mid Cap Value Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had five  participants at December 31, 2012 and  seven  participants at December 31, 2011.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Fund, a mutual fund, seeks long-term capital appreciation. The fund invests at least 80% of net assets in the common stocks of "value" companies with large market capitalization ($4 billion or more) at the time of purchase. It generally holds a small number of securities because the investment manager believes doing so allows it to adhere to its disciplined value investment approach. The fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors.  This fund had six participants at December 31, 2012 and had seven participants at December 31, 2011.

MainStay Large Cap Growth Fund: The MainStay Large Cap Growth Fund, a mutual fund, seeks long-term growth of capital. The fund invests in companies that have the potential for above-average future earnings growth. It normally invests at least 80% of assets in large-capitalization companies which have a market capitalization in excess of $4.0 billion and generally are improving their financial returns. The fund is permitted to invest up to 20% of net assets in foreign securities. This fund became an investment alternative during 2011. This fund had eight participants at December 31, 2012 and had six participants at December 31, 2011, respectively.

RidgeWorth Small Cap Value Equity Fund: The RidgeWorth Small Cap Value Equity Fund, a mutual fund, seeks capital appreciation, and current income is a second consideration. The fund invests at least 80% of net assets (plus any borrowings for investment purposes) in U.S. traded equity securities of small cap companies. U.S. traded equity securities may include American Depositary Receipts ("ADRs"). It targets companies with market capitalizations similar to those of companies in the Russell 2000® Value Index. This fund became an investment alternative during 2011. This fund had one participant at December 31, 2012 and December 31, 2011.

Oppenheimer Development Markets Fund: The Oppenheimer Development Markets Fund, a mutual fund, seeks capital appreciation aggressively. The fund mainly invests in common stocks of issuers in emerging and developing markets throughout the world and may invest up to 100% of total assets in foreign securities. It normally invests at least 80% of net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in at least three developing markets. The fund primarily invests in companies with high growth potential. This fund became an investment alternative during 2011. This fund had two participants at December 31, 2012 and December 31, 2011, respectively.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2012	2011	2010
Proceeds
Common stock	$ 818,276	$ 87,241	$ 637,904
Other investments	4,580,692	696,587	1,829,526
	5,398,968	783,828	2,467,430
Aggregate cost
Common stock	868,542	77,024	543,441
Other investments	4,242,330	604,607	1,740,329
	5,110,872	681,631	2,283,770
Realized gains (losses)
Common stock	(50,266)	10,217	94,463
Other investments	338,362	91,980	89,197
	288,096	102,197	183,660
Unrealized gains (losses)
Common stock	(90,029)	(418,575)	307,351
Other investments	155,826	(144,990)	294,586
	65,797	(563,565)	601,937
Realized and unrealized gains (losses)	$ 353,893	$ (461,368)	$ 785,597

The fair values of the following investments represent 5% or more of the Plan’s total net assets and equity available for benefits as of December 31, 2012 and 2011, respectively:

	December 31,
	2012	2011
AVX Stock	$ 632,010	$ 984,727
Kyocera Stock	354,803	778,609
PIMCO Total Return Fund	1,138,682	1,763,750
Columbia Select Large Cap Value Fund	437,816	1,037,275
New York Life Guaranteed Deposit Account	2,219,846	**
Janus Balanced Fund	373,568	**
PIMCO Real Return Fund	523,886	**
MainStay Large Cap Growth	444,307	**
MainStay Cash Reserves Fund	**	2,331,984*

* Amount includes MainStay Cash reserve balances included in the AVX and Kyocera Stock Funds

** Amounts were less than 5% of Net Assets for the Plan Year

4.	Fair Value

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2012	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Guaranteed Deposit Account:
New York Life Guaranteed Deposit Account	$ 2,219,846	$ -	$ -	$ 2,219,846
Money Market Fund:
PIMCO Money Market Fund	22,638	22,638	-	-
Mutual Funds:
Fixed Income	1,662,568	1,662,568	-	-
Large Cap Growth	507,508	507,508	-	-
Large Cap Value	437,816	437,816	-	-
Large Cap Blend	841,976	841,976	-	-
Mid Cap Blend	158,184	158,184	-	-
Small Cap Value	3,171	3,171	-	-
Common Stock:
AVX Stock	632,010	632,010	-	-
Kyocera Stock	354,803	354,803	-	-
Total	$ 6,840,520	$ 4,620,674	$ -	$ 2,219,846

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
Mainstay Cash Reserves Fund	$ 2,331,984	$ 2,331,984	$ -	$ -
Mutual Funds:
Fixed Income	2,172,463	2,172,463	-	-
Large Cap Growth	430,765	430,765	-	-
Large Cap Value	1,037,275	1,037,275	-	-
Large Cap Blend	725,533	725,533	-	-
Mid Cap Blend	143,577	143,577	-	-
Small Cap Value	2,111	2,111	-	-
Common Stock:
AVX Stock	984,727	984,727	-	-
Kyocera Stock	778,609	778,609	-	-
Total	$ 8,607,044	$ 8,607,044	$ -	$ -

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2012.

2012
Balance, beginning of period	$ -
Net realized and unrealized gains (losses)	43,046
Purchases	2,395,754
Settlements	(218,954)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 2,219,846

Assets valued using Level 1 inputs in the table above represent Mutual Funds and equity securities. Mutual Funds are valued based on the net asset value, which is used as a practical expedient for determining fair value.  Equity securities are valued using quoted prices in active markets.

Assets valued using Level 3 inputs in the table above represent a Guaranteed Deposit Account. Those assets held in the Guaranteed Deposit Account were valued at the discontinuance value of the account. The discontinuance value is the estimated amount that would have been available if the Plan had terminated its participation in the Guaranteed Deposit Account as of the valuation date. See Note 10 for additional information related to the Guaranteed Deposit Account.

5.	Non participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2012	2011
Net Assets
PIMCO Money Market Fund	$ 5,940	$ -
Mainstay Cash Reserves Fund	-	6,365
AVX Corporation Common Stock	248,537	301,297
Total	$ 254,477	$ 307,662

		December 31,
		2012	2011	2010
Changes in Net Assets
	Contributions	$ 78,926	$ -	$ -
	Dividends	8,648	5,414	4,470
	Transfers	-	(28,009)	(38,426)
	Net appreciation(depreciation)	(73,509)	(61,028)	81,972
	Benefits paid to participants	(67,250)	(1,053)	(72,137)
Total		$ (53,185)	$ (84,676)	$ (24,121)

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

7.	Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

8.	Transactions with Related Parties

All transactions in AVX common stock and Kyocera American Depository Shares (“ADS”) are related party transactions.

Amounts of ADS of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

Kyocera
	2012	2011
Shares	3,884	9,757
Market Value per Share	$ 91.35	$ 79.80
Market Value	354,803	778,609

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

AVX
	2012	2011
Shares	58,628	77,173
Market Value per Share	$ 10.78	$ 12.76
Market Value	632,010	984,727

9.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

10.	Investment in Guaranteed Deposit Account

In 2012, the Plan began investing in a Guaranteed Deposit Account, (“GDA”). The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”). Amounts contributed to the contract were deposited in NYLIC’s general account and were included in the “Statements of Financial Condition with Fund information” at contract value in the financial statements, which represents contributions made to the account plus earnings on the underlying investment, less participant withdrawals. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC. NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method, as described in Note 4.  At December 31, 2012, fair value approximates contract value.  The crediting interest rate on the contract was 2.35% for the year ended December 31, 2012.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

 (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: March 22, 2013

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

SCHEDULE I - INVESTMENTS

As of December 31, 2012

Description	Number of shares/units	Market Value	Percentage of Net Assets
New York Life Guaranteed Deposit Account**	2,219,846	$ 2,219,846	32.45%
AVX Stock Fund	58,628	632,010	9.24%
Kyocera Stock Fund	3,884	354,803	5.19%
MainStay S&P 500 Index Fund	8,256	272,124	3.98%
American Funds EuroPacific Growth Fund	4,849	196,284	2.87%
Janus Balanced Fund	14,242	373,568	5.46%
PIMCO Total Return Fund	101,306	1,138,682	16.65%
PIMCO Real Return Fund	42,696	523,886	7.66%
Wells Fargo Advantage Spec Mid Cap Value Fund	6,491	158,184	2.31%
MainStay Large Cap Growth Fund	55,678	444,307	6.50%
RidgeWorth Small Cap Value Equity Fund	229	3,171	0.05%
Oppenheimer Dev Markets Fund	1,791	63,201	0.92%
Columbia Select Large Cap Value Fund	27,622	437,816	6.40%
PIMCO Money Market Fund	22,638	22,638	0.33%
Total Investments		$ 6,840,520

** Represents contract value of the New York Life Guaranteed Deposit Account; fair value as of December 31, 2012 is equal to the contract value.

The information in this schedule was derived from information certified as complete and accurate by New York Life Trust Company, the trustee of the Plan.